# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maplebear Inc., CIK 0001579091
CUSIP: 565394103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 50 Beale Street, Suite 600, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001991547

## Reporting persons
- Apoorva Mehta: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 22,280,677; shared voting power 0; sole dispositive power 22,280,677; shared dispositive power 0; aggregate amount beneficially owned 22,280,677 (8.4% of the class)
  Comment: As of June 30, 2025, consists of (i) 14,382,932 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Maplebear Inc. (the "Company") held by The Apoorva Mehta Revocable Trust, dated June 20, 2018, of which Mr. Mehta is trustee and has sole voting and dispositive power, (ii) 3,030,960 shares of Common Stock held by AM Investment Holdings LLC, which is beneficially owned by Mr. Mehta and over which Mr. Mehta has sole voting and dispositive power, and (iii) 4,866,785 shares of Common Stock subject to stock options that are exercisable within 60 days of June 30, 2025.
  
  The percentage ownership reported herein is based on 260,734,689 shares of Common Stock outstanding as of April 30, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025, plus the assumed exercise, solely for purposes of calculating Mr. Mehta's percentage ownership, of the stock options to which 4,866,785 shares of Common Stock beneficially owned by Mr. Mehta are subject as described herein.

## Item 1. Issuer
Name of issuer: Maplebear Inc.
Address of issuer's principal executive offices: 50 Beale Street, Suite 600, San Francisco, California 94105

## Item 2. Person Filing
Name of person filing: Apoorva Mehta
Address of principal business office or, if none, residence: 314 Lytton Ave, Palo Alto, CA 94301
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 22,280,677
Percent of class: 8.4
Sole power to vote or to direct the vote: 22,280,677
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 22,280,677
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Apoorva Mehta: /s/ Apoorva Mehta, Apoorva Mehta (07/15/2025)